SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Gran Tierra Energy Inc.

(Name of Issuer)
Common Stock, $0.001 par value

(Title of Class of Securities)
38500T101

(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38500T101	SCHEDULE 13G/A	Page 2 of 13 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Amber Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 14,805,299
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 14,805,299
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,805,299
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.52%
12		TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 38500T101	SCHEDULE 13G/A	Page 3 of 13 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Amber Capital UK LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 14,805,299
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 14,805,299
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,805,299
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.52%
12		TYPE OF REPORTING PERSON (See Instructions) IA

CUSIP No. 38500T101	SCHEDULE 13G/A	Page 4 of 13 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Amber Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 14,805,299
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 14,805,299
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,805,299
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.52%
12		TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 38500T101	SCHEDULE 13G/A	Page 5 of 13 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Amber Global Opportunities Master Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 12,098,877
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 12,098,877
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,098,877
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.51%
12		TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 38500T101	SCHEDULE 13G/A	Page 6 of 13 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Michel Brogard
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 14,805,299
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 14,805,299
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,805,299
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.52%
12		TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 38500T101	SCHEDULE 13G/A	Page 7 of 13 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Joseph Oughourlian
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 14,805,299
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 14,805,299
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,805,299
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.52%
12		TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 38500T101	SCHEDULE 13G/A	Page 8 of 13 Pages

Item 1.	(a) Name of Issuer

Gran Tierra Energy Inc.

(b) Address of Issuer’s Principal Executive Offices

300, 625 – 11th Avenue S.W.

Calgary, Alberta T2R 0E1

Canada

Item 2.	(a) Name of Person Filing

 (i)  Amber Capital Management LP (“Amber Capital Management”), duly incorporated in the Cayman Islands and, in its capacity as an investment manager controls Amber UK and Amber Capital, with respect to the Common Stock directly held by the Funds;

(ii)  Amber Capital UK LLP (“Amber UK”), a Limited Liability Partnership incorporated, authorized and regulated by the Financial Services Authority in the United Kingdom, with respect to the Common Stock directly held by the Funds;

(iii) Amber Capital LP (“Amber Capital”), a Delaware limited partnership, with respect to the Common Stock directly held by the Funds;

(iv) Amber Global Opportunities Master Fund Ltd. ("Amber Global") , a Cayman Island exempted company, with respect to the Common Stock directly held by it;

(v)  Michel Brogard ("Mr. Brogard"), a managing member of Amber Capital Management GP Ltd., the general partner of Amber Capital Management, with respect to the Common Stock directly held by the Funds; and

(vi)  Joseph Oughourlian ("Mr. Oughourlian"), a managing member of Amber Capital Management GP Ltd., the general partner of Amber Capital Management, with respect to the Common Stock directly held by the Funds.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Sections 13 of the Securities Exchange Act of 1934, the beneficial owner of the shares of Common Stock reported herein.

(b) Address of Principal Business Office, or, if none, Residence

 (i)  Amber Capital Management: 18 Fort Street, 3rd Floor, Grand Cayman, KY1-1104, Cayman Islands;

(ii)   Amber UK: Kent House, 14-17 Market Place, 6th Floor, London, United Kingdom W1W 8AJ;

(iii)  Amber Capital: 900 Third Avenue, Suite 200, New York, New York, 10022;

(iv)  Amber Global: PO Box 309 Ugland House, Grand Cayman, KY1-1104, Cayman Islands;

 (v)  Mr. Brogard: 900 Third Avenue, Suite 200, New York, New York, 10022; and

(vi)  Mr. Oughourlian: 900 Third Avenue, Suite 200, New York, New York, 10022.

(c) Citizenship

Amber Capital Management is a limited partnership organized under the laws of the Cayman Islands. Amber UK is a limited liability partnership organized under the laws of the United Kingdom. Amber Capital is a limited partnership organized under the laws of the State of Delaware. Amber Global is an exempted company organized under the laws of the Cayman Islands. Mr. Brogard is a citizen of the United States of America. Mr. Oughourlian is a citizen of France.

(d) Title of Class of Securities

Common Stock, $0.001 par value per share (the "Common Stock").

(e) CUSIP No.:

38500T101

CUSIP No. 38500T101	SCHEDULE 13G/A	Page 9 of 13 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 38500T101	SCHEDULE 13G/A	Page 10 of 13 Pages

 Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

A.  Amber Capital Management

(a) Amount beneficially owned: 14,805,299

(b) Percent of class: 5.52%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 14,805,299

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 14,805,299

B. Amber UK

(a) Amount beneficially owned: 14,805,299

(b) Percent of class: 5.52%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 14,805,299

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 14,805,299

C. Amber Capital

(a) Amount beneficially owned: 14,805,299

(b) Percent of class: 5.52%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 14,805,299

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 14,805,299

D. Amber Global

(a) Amount beneficially owned: 12,098,877

(b) Percent of class: 4.51%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 12,098,877

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 12,098,877

E. Mr. Brogard

(a) Amount beneficially owned: 14,805,299

(b) Percent of class: 5.52%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 14,805,299

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 14,805,299

F. Mr. Oughourlian

(a) Amount beneficially owned: 14,805,299

(b) Percent of class: 5.52%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 14,805,299

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 14,805,299

CUSIP No. 38500T101	SCHEDULE 13G/A	Page 11 of 13 Pages

Item 5. Ownership of Five Percent or Less of a Class

Not Applicable

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable

Item 8. Identification and Classification of Members of the Group

Not Applicable

Item 9. Notice of Dissolution of Group

Not Applicable

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 38500T101	SCHEDULE 13G/A	Page 12 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2013

Amber Capital Management LP

By:	/s/ Samuel Jed Rubin
	Name:	Samuel Jed Rubin
	Title:	Authorized Person

Amber Capital UK LLP

By:	/s/ Samuel Jed Rubin
	Name:	Samuel Jed Rubin
	Title:	Authorized Person

Amber Capital LP

By:	/s/ Samuel Jed Rubin
	Name:	Samuel Jed Rubin
	Title:	Authorized Person

Amber Global Opportunities Master Fund Ltd.

By:	/s/ Samuel Jed Rubin
	Name:	Samuel Jed Rubin
	Title:	Authorized Person

By:	/s/ Michel Brogard
	Name:	Michel Brogard

By:	/s/ Joseph Oughourlian
	Name:	Joseph Oughourlian

CUSIP No. 38500T101	SCHEDULE 13G/A	Page 13 of 13 Pages

 JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G/A is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G/A shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Amber Capital Management LP

By:	/s/ Samuel Jed Rubin
	Name:	Samuel Jed Rubin
	Title:	Authorized Person

Amber Capital UK LLP

By:	/s/ Samuel Jed Rubin
	Name:	Samuel Jed Rubin
	Title:	Authorized Person

Amber Capital LP

By:	/s/ Samuel Jed Rubin
	Name:	Samuel Jed Rubin
	Title:	Authorized Person

Amber Global Opportunities Master Fund Ltd.

By:	/s/ Samuel Jed Rubin
	Name:	Samuel Jed Rubin
	Title:	Authorized Person

By:	/s/ Michel Brogard
	Name:	Michel Brogard

By:	/s/ Joseph Oughourlian
	Name:	Joseph Oughourlian